

June 25, 2014

<u>Via E-mail</u>
Roland Sackers
Managing Director and Chief Financial Officer
Qiagen N.V.
Spoorstraat 50
5911 KJ Venlo
The Netherlands

  Re: Qiagen N.V.
    Form 20-F for the Fiscal Year Ended December 31, 2013
    Filed March 3, 2014
    File No. 000-28564

Dear Mr. Sackers:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Joel Parker

          Joel Parker
          Accounting Branch Chief